                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
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                                  SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934
                                 (AMENDMENT NO. 2)
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            BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
                             (Name of Subject Company)


                        OLDHAM INSTITUTIONAL TAX CREDITS LLC
                                     (Bidder)


                                      UNITS
                           (Title of Class of Securities)

                                    10065E100
                        (CUSIP Number of Class of Securities)

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                            Michael H. Gladstone, Esq.
                       c/o Boston Financial Securities, Inc.
                                 101 Arch Street
                                Boston, MA  02110
                                  (617) 439-3911

                                    Copies to:

                               Joseph T. Brady, Esq.
                                  Peabody & Brown
                                101 Federal Street
                                 Boston, MA  02110
                                  (617) 345-1000

                        (Name, Address and Telephone Number of
                       Person Authorized to Receive Notices and
                          Communications on Behalf of Bidder)

                               Calculation of Filing Fee
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                 Transaction                               Amount of
                  Valuation*                               Filing Fee

                  $8,440,625                               $1,688.13

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     *For purposes of calculating the filing fee only.  This amount assumes the purchase of 9,125 Units of limited partnership interests ("Units") of the subject company for $925.00 per Unit in cash.

     {x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:          $1,606
Form or Registration No.         Schedule 14D-1
Filing party:                    Oldham Institutional Tax Credits L.L.C.
Date Filed:                      July 24, 1997
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Cusip No.: 10065E100                   14D-1

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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          OLDHAM INSTITUTIONAL TAX CREDITS LLC
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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                        (a)  { }
                                        (b)  {X}
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3.   SEC Use Only

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4.   Sources of Funds (See Instructions)

     AF; BK

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
                                             { }
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6.   Citizenship or Place of Organization

     Massachusetts

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.
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8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                             { }
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9.   Percent of Class Represented by Amount in Row (7)

     Less than 1%.
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10.  Type of Reporting Person (See Instructions)

     OO

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Cusip No.:  10065E100                 14D-1


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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          WEST CEDAR MANAGING, INC.
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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                        (a)  { }
                                        (b)  {X}
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3.   SEC Use Only


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4.   Sources of Funds (See Instructions)

     AF; BK
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
                                             { }
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6.   Citizenship or Place of Organization

      Massachusetts

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.

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8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                             { }

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9.   Percent of Class Represented by Amount in Row (7)

     Less than 1%.
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10.  Type of Reporting Person (See Instructions)

     CO

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                     AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on July 24, 1997 by Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser"), as amended by Amendment No. 1 thereto, which was filed with the SEC on August 18, 1997, relating to the tender offer by the Purchaser to purchase up to 9,125 issued and outstanding Units of limited partnership interests ("Limited Partnership Interests") in Boston Financial Tax Credit Fund VIII, A Limited Partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 1.   Security and Subject Company.

      Item 1(b) is hereby supplemented and amended as follows:

     The information set forth in the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(8) (the "Supplement"), is incorporated herein in its entirety by reference.

Item 4.   Source and Amount of Funds or Other Consideration.

     Item 4(a) is hereby amended as follows:

     The information set forth in Section 12 ("Source of Funds") of the Supplement is incorporated herein in its entirety by reference.

Item 10.  Additional Information.

     Item 10(f) is hereby supplemented and amended as follows:

     The information set forth in the Supplement, the Letter of Transmittal with respect to the Supplement, which is attached hereto as Exhibit (a)(9), the Letter to the Limited Partners, which is attached hereto as Exhibit
(a)(10) and the Press Release, which is attached hereto as Exhibit (a)(11), is incorporated herein in its entirety by reference.

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Item 11.  Material to be Filed as Exhibits.

     99.(a)(8)    Supplement to Offer to Purchase dated August 25, 1997.

     99.(a)(9)    Letter of Transmittal with respect to Supplement.

     99.(a)(10)   Cover Letter, dated August 25, 1997, from Oldham Institutional
                  Tax Credits LLC to the Limited Partners.

     99.(a)(11)   Press Release dated August 25, 1997.

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                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 1997


                              OLDHAM INSTITUTIONAL TAX CREDITS LLC

                              By:  West Cedar Managing Inc., its
                                   managing member

                                   By:  /s/ Jenny Netzer
                                        --------------------------
                                        Name:  Jenny Netzer
                                        Title: President



                              WEST CEDAR MANAGING, INC.


                              By:  /s/ Jenny Netzer
                                   -------------------------------
                                   Name:  Jenny Netzer
                                   Title: President

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                                INDEX TO EXHIBITS

     99.(a)(8)    Supplement to Offer to Purchase dated August 25, 1997.

     99.(a)(9)    Letter of Transmittal with respect to Supplement.

     99.(a)(10)   Cover Letter, dated August 25, 1997, from Oldham Institutional
                  Tax Credits LLC to the Limited Partners.

     99.(a)(11)   Press Release dated August 25, 1997.